

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 15, 2008

Mr. Howard E. Ehler
Chief Financial Officer
GeoResources, Inc.
110 Cypress Station Drive, Suite 220
Houston, TX 77090-1629

> **Re: GeoResources, Inc.**
> **Form 10-KSB/A for Fiscal Year Ended December 31, 2007**
> **Filed April 3, 2008**
> **File No. 000-08041**
> **Response Letter Dated September 22, 2008**

Dear Mr. Ehler:

　　We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Note G: Asset Retirement Obligations, page F-19

1.　　We have reviewed the additional information provided in response to prior comment 2 of our letter dated September 10, 2008. We understand that a majority of the revision of estimates relate to the accounting for asset retirement obligations for properties acquired in the merger and subsequent to the merger between GeoResources and Southern Bay. However, as the merger was accounted for as a reverse merger and historical financial statements prior to the merger are that of Southern Bay, the change in the credit-adjusted risk-free rate for the obligation related to wells held by Southern Bay prior to the merger is inappropriate and not in accordance with the guidance of SFAS 143. The information provided in your response clarified the nature of the remaining amount of the revision. Considering the significance of the $3.4 million revision to the activity of the asset retirement obligation during fiscal year 2007, we believe enhanced disclosure of the reasons for and basis of the revision of estimates is appropriate and beneficial to investors. Please revise your footnote disclosures in future filings as appropriate.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief